SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CONCERTO SOFTWARE, INC.

(Name of the Issuer)

CONCERTO SOFTWARE, INC.

BACH MERGER SUB, INC.

MELITA INTERNATIONAL LTD.

MELITA INTERNATIONAL INC.

RALPH S. BRESLAUER

JAMES D. FOY

MICHAEL J. PROVENZANO, III

ALEXANDER TELLEZ

(Name of Persons Filing Statement)

COMMON STOCK, $.10 PAR VALUE PER SHARE

(Title of Class of Securities)

20602T106

(CUSIP Number of Class of Securities)

James D. Foy

Chief Executive Officer and President

c/o Concerto Software, Inc.

6 Technology Park Drive

Westford, Massachusetts 01886

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on

Behalf of the Persons Filing Statement)

Copies to:

John M. Mutkoski, Esq. Ryan D. Thomas, Esq. Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, MA 02110 Telephone: (617) 248-7000 Facsimile: (617) 248-7100	Peter M. Rosenblum, Esq. William R. Kolb, Esq. Foley Hoag LLP 155 Seaport Boulevard Boston, MA 02210 Telephone: (617) 832-1000 Facsimile: (617) 832-7000	Gary M. Holihan, Esq. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, IL 60601 Telephone: (312) 861-2000 Facsimile: (312) 861-2200

This statement is filed in connection with (check the appropriate box):

(a) ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) ☐ The filing of a registration statement under the Securities Act of 1933.

(c) ☐ A tender offer.

(d) ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

CALCULATION OF FILING FEE

Transaction Valuation	$140,871,121	*	Amount of Filing Fee: $	11,396.47	**

*	For purposes of calculating the fee only. The amount assumes (i) the exchange of 11,013,431 shares of common stock, $.10 par value per share (the “Common Stock”), of Concerto Software, Inc. for a $12.00 per share merger consideration and (ii) the conversion of options to purchase 2,172,057 shares of Common Stock, with a weighted average exercise price of $7.99, into a right to receive a cash payment equal to the product of (1) the number of shares underlying such options and (2) the difference between $12.00 and the per share exercise price of such options.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,396.47	Filing Party: Concerto Software, Inc.
Form or Registration No.: Schedule 14A	Date Filed: October 29, 2003

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) relates to an Agreement and Plan of Merger dated as of October 7, 2003 (as amended from time to time, the “Merger Agreement”), by and among Bach Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Melita International Ltd., a Cayman Islands company (“Melita”) and Concerto Software, Inc., a Delaware corporation (“Concerto”). A copy of the Merger Agreement is filed as Annex A to the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by Concerto with the Securities and Exchange Commission (the (“Commission”) on January 5, 2004. This Schedule 13E-3 is being filed by Ralph S. Breslauer, James D. Foy, Michael J. Provenzano, III, Alexander Tellez, Concerto, Merger Sub, a wholly-owned indirect subsidiary of Melita, Melita International Inc., a wholly-owned indirect subsidiary of Melita, and Melita (each a “Filing Person” and collectively, the “Filing Persons”), though each Filing Person expressly disclaims any obligation to file this Schedule 13E-3.

The purpose of this final amendment to the Schedule 13E-3 is to report the results of the 13e-3 transaction pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

At a special meeting of the stockholders of Concerto held on February 6, 2004 (the “Special Meeting”), at which a quorum was present, the Merger Agreement was approved by approximately 58.2% of the outstanding shares of common stock, $.10 par value per share, of Concerto (the “Common Stock”) entitled to vote at the Special Meeting.

The merger of Merger Sub with and into Concerto (the “Merger”) became effective on February 9, 2004 upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Concerto, with Concerto as the surviving company, and each outstanding share of Common Stock, other than certain shares currently held by R. Scott Asen (a director of Concerto), was converted into the right to receive $12.00 per share in cash (the “Merger Consideration”). Pursuant to the Merger Agreement, each vested stock option and employee stock purchase plan option with an exercise price per share less than the Merger Consideration (including options which vested as a result of the Merger, but not including certain options held by James D. Foy, Ralph S. Breslauer, Michael J. Provenzano III and Alexander Tellez) was converted into the right to receive an amount in cash for each share subject to the option equal to the excess, if any, of $12.00 over the exercise price of the option. All other options were terminated at the effective time of the Merger.

The Nasdaq Stock Market, Inc. delisted the Common Stock from the Nasdaq National Market at the close of business on February 9, 2004. On February 10, 2004, Concerto filed a Form 15 with the Commission terminating the registration of the Common Stock under the Exchange Act.

Item 16.    Exhibits.

Regulation M-A

Item 1016

(a)    Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 5, 2004 and incorporated herein by reference.

(b)(1)* Commitment Letter, dated as of October 7, 2003, from affiliates of Golden Gate Capital to Melita.

(b)(2)* Commitment Letter, dated as of October 7, 2003, from affiliates of Oak Investment Partners to Melita.

(b)(3)* Commitment Letter, dated as of October 6, 2003, from Wells Fargo Foothill, Inc. to Melita Inc.

(b)(4)* Commitment Letter, dated as of October 28, 2003, from Highbridge/Zwirn Special Opportunities Fund, L.P. to Melita Inc.

(b)(5)* Joinder to Commitment Letter and Commitment Side Letter, dated as of October 28, 2003, from CapitalSource Finance LLC to Melita Inc.

(c)(1) Opinion Letter, dated as of October 7, 2003, from SG Cowen Securities Corporation to the Special Committee of the Board of Directors of Concerto (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)* Fairness Opinion Presentation, dated as of October 7, 2003, prepared by SG Cowen Securities Corporation.

(c)(3)* Fairness Opinion Presentation, dated as of September 26, 2003, prepared by SG Cowen Securities Corporation.

(c)(4)* Preliminary Discussion of Strategic Alternatives, dated as of August 29, 2003, prepared by SG Cowen Securities Corporation.

(d)(1) Agreement and Plan of Merger, dated as of October 7, 2003, by and among Melita, Merger Sub and Concerto (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2)* Outline of Principal Terms for Management Arrangements with Newco, dated as of October 7, 2003, by and among James D. Foy, Ralph S. Breslauer, Michael J. Provenzano, III and Melita.

(f)    Delaware General Corporation Law – Appraisal Rights (incorporated herein by reference to Annex C to the Proxy Statement).

*	Previously filed as an exhibit to Schedule 13E-3 filed with the Securities and Exchange Commission on October 29, 2003.

SIGNATURES

After due inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    February 10, 2004

CONCERTO SOFTWARE, INC.

By:	/s/ MICHAEL J. PROVENZANO, III

BACH MERGER SUB, INC.

By:	/s/ DAVID DOMINIK

MELITA INTERNATIONAL LTD.

By:	/s/ DAVID DOMINIK

MELITA INTERNATIONAL INC.

By:	/s/ DAVID DOMINIK

/s/ RALPH S. BRESLAUER
Ralph S. Breslauer

/s/ JAMES D. FOY
James D. Foy

/s/ MICHAEL J. PROVENZANO, III
Michael J. Provenzano, III

/s/ ALEXANDER TELLEZ
Alexander Tellez

EXHIBIT INDEX

(a)    Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 5, 2004 and incorporated herein by reference.

(b)(1)*    Commitment Letter, dated as of October 7, 2003, from affiliates of Golden Gate Capital to Melita.

(b)(2)*    Commitment Letter, dated as of October 7, 2003, from affiliates of Oak Investment Partners to Melita.

(b)(3)*    Commitment Letter, dated as of October 6, 2003, from Wells Fargo Foothill, Inc. to Melita Inc.

(b)(4)*    Commitment Letter, dated as of October 28, 2003, from Highbridge/Zwirn Special Opportunities Fund, L.P. to Melita Inc.

(b)(5)*    Joinder to Commitment Letter and Commitment Side Letter, dated as of October 28, 2003, from CapitalSource Finance LLC to Melita Inc.

(c)(1)    Opinion Letter, dated as of October 7, 2003, from SG Cowen Securities Corporation to the Special Committee of the Board of Directors of Concerto (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)*    Fairness Opinion Presentation, dated as of October 7, 2003, prepared by SG Cowen Securities Corporation.

(c)(3)*    Fairness Opinion Presentation, dated as of September 26, 2003, prepared by SG Cowen Securities Corporation.

(c)(4)*    Preliminary Discussion of Strategic Alternatives, dated as of August 29, 2003, prepared by SG Cowen Securities Corporation.

(d)(1)    Agreement and Plan of Merger, dated as of October 7, 2003, by and among Melita, Merger Sub and Concerto (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2)*    Outline of Principal Terms for Management Arrangements with Newco, dated as of October 7, 2003, by and among James D. Foy, Ralph S. Breslauer, Michael J. Provenzano, III and Melita.

(f)        Delaware General Corporation Law – Appraisal Rights (incorporated herein by reference to Annex C to the Proxy Statement).

*	Previously filed as an exhibit to Schedule 13E-3 filed with the Securities and Exchange Commission on October 29, 2003.